Natcore Technology Engaged To Develop 10mw Solar Facility

Project Originates From Natcore’s “Best of Breed” Program

ROCHESTER, N.Y., March 22, 2016 /CNW/ -- Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has been engaged to oversee development of a 10MW photovoltaic solar array in Belize.

Natcore will oversee development of the project in conjunction with Catalyst565, Inc., a globally oriented and regionally diversified energy development company headquartered in New York City.

The 90-acre solar power installation will be located in Placencia, a small town and a significant tourism destination located in Belize. Catalyst565 will capitalize pre-development expenses and will bring together the key partners needed for this project, with Natcore serving as the technology partner and advisor.

The project came to Natcore via its “Best of Breed” program, through which the company functions as a consultant on the design and construction of solar cell/solar panel fabrication facilities and solar farms. Natcore will be compensated on a “cost-plus” basis and will have unencumbered equity in the project.

While this solar power project will provide important commercial revenue to Natcore, it will not distract from the company’s primary mission of bringing paradigm-shifting solar technology to the industry. Natcore’s R&D program continues to advance, and the latest results will be reported soon.

For the Belize power plant, Natcore will guide Catalyst565 in procuring components of the highest quality at the best prices available, taking advantage of Natcore’s preferential status in the solar industry. Natcore will also select and oversee the EPC (engineering, procurement and construction) firm for the project.

Since Natcore is not itself a manufacturer, it is able to buy components or employ vendors without bias. Thus, Natcore will have the freedom to provide optimum products with appropriate warranties and efficiencies.

“We developed ‘Best of Breed’ in response to requests from entities that wanted access to our advances in solar technology,” says Chuck Provini, Natcore president and CEO. “The Belize project has some site-specific requirements that will enable us to flex our muscles.” For example, in 2001 Hurricane Iris hit the region with 145 mph winds, causing major damage to most buildings in Placencia. Because of that history, Natcore is planning a hurricane-proof array for this installation.

Catalyst565 is centered on developing renewable energy by converting municipal waste, plastics and used tires into fuel oil and diesel fuel and directly into electricity. Catalyst565 currently is developing projects in the US Virgin Islands, Canada, Germany and the Netherlands.

“We’re always looking for new energy technologies, but we’ve found it best to be a technology-agnostic company,” says Brent Borland, Managing Director of Catalyst565. “That is, we have a non-committal attitude toward a given technology until we’ve given it a thorough vetting. Natcore was selected because of the acknowledged expertise of its solar scientists and engineers.”

About Natcore Technology
Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry. Specifically, the company is advancing applications in laser processing, black silicon and quantum-dot solar cells to significantly lower the costs and improve the power output of solar cells. With 63 patents (27 granted and 36 pending) Natcore is on the leading edge of solar research. www.NatcoreSolar.com

Statements in this press release other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange, nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.

Contact:
Chuck Provini
(585) 286-9180
Info@NatcoreSolar.com

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SOURCE Natcore Technology Inc.

%SEDAR: 00026055E

CO: Natcore Technology Inc.

CNW 09:00e 22-MAR-16